S.L. REED & COMPANY
NOTE TO THE STATEMENT OF FINANCIAL CONDITION
For the Period Ended December 31, 2016

Cash and deposits held at a United States commercial bank are recorded at face value.

The Company has a brokerage agreement with National Financial Services ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at December 31, 2016 was $141,064.

Pursuant to the clearing agreement, the Company introduces all of its securities transactions to clearing broker on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts. As of December 31, 2016, the receivable from clearing organization of $37,780 was pursuant to this clearance agreement

Receivable from clearing organizations represent commissions earned on securities transactions. These receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

Prepaid expenses are amortized over the contract period per each agreement and are deemed non-allowable assets for FOCUS REPORT purposes.

Accounts payable and accrued expenses are based on actual debts owed or reasonable estimates made by management.

Commissions payable to company registered representatives are paid in the subsequent month the expense was incurred.

The Company has no Long-term Liabilities.